SUBSCRIPTION AGREEMENT BETWEEN

PEAK INCOME PLUS FUND

AND THE PURCHASER

LETTER OF INVESTMENT INTENT

August 31, 2022

To the Board of Trustees of the Peak Income Plus Fund (the “Fund”):

Effective as of the date first written above, the undersigned (the “Purchaser”) subscribes to purchase a beneficial interest (“Interest”) in the Fund in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that each Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

American Asset Management, Inc.

Signature:	/s/ Julian Rubinstein
By:	Julian Rubinstein
Title:	President

Peak Income Plus Fund

Signature:	/s/ David R. Carson
By:	David R. Carson
Title:	Trustee